UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: May 18, 2010

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED FIRST QUARTER 2010 RESULTS
NANJING, CHINA, May 18, 2010 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended March 31, 2010.
Highlights
²	Total revenue was RMB458.7 million (US$67.2 million) for the first quarter of 2010, compared to RMB442.5 million for the same period in 2009, representing year-over-year growth of 3.7%.

²	Gross margin for the first quarter of 2010 decreased to 79.7% compared to 82.5% for the same period in 2009.

²	Income from operations was RMB30.9 million (US$4.5 million) for the first quarter of 2010, a decrease of 49.5% from RMB61.1 million for the same period in 2009.

²	Net income attributable to Simcere was RMB20.5 million (US$3.0 million) for the first quarter of 2010, a decrease of 57.5% from RMB48.2 million for the same period in 2009.
“While the first quarter remained challenging, we saw solid revenue growth for our edaravone products and were encouraged by the continuing sales recovery of Endu,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group. “We believe that we will see additional benefits arising from the restructuring of our sales force for the remainder of 2010.”
“Recently we were pleased to announce that Simcere’s diosmectite passed EU-GMP inspection and that Endu successfully completed the Phase IV clinical study which verified the positive results of the Phase III study regarding Endu’s safety and efficacy,” Mr. Ren continued. “Simcere’s strategic cardiovascular portfolio also continues to grow with our recently launched cholesterol lowering drug Rosuvastatin and hypertension drug Levamlodipine both performing well. We are confident that these developments should help position Simcere for growth over the mid-to-long-term.”

2010 First Quarter Financial Results
Total revenue for the first quarter of 2010 was RMB458.7 million (US$67.2 million), compared to RMB442.5 million for the same period in 2009, representing a year-over-year growth of 3.7%.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng increased by 8.5% to RMB173.2 million (US$25.4 million) for the first quarter of 2010 from RMB159.6 million for the same period in 2009. Sales of edaravone injection products constituted 37.8% of the Company’s product revenue for the first quarter of 2010.
Revenue from Endu, the Company’s patented anti-cancer biotech product, increased by 2.3% to RMB37.4 million (US$5.5 million) in the first quarter of 2010 from RMB36.5 million for the same period in 2009. Sales of Endu constituted 8.2% of the Company’s product revenue for the first quarter of 2010.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, increased by 1.0% to RMB25.3 million (US$3.7 million) for the first quarter of 2010 from RMB25.1 million for the same period in 2009. Sales of Sinofuan constituted 5.5% of the Company’s product revenue for the first quarter of 2010.
Revenue from other first-to-market products including Jiebaishu, a nedaplatin product, and Anxin, a biapenem injection, increased by 12.7% to RMB8.7 million (US$1.3 million) from RMB7.7 million for the same period in 2009. Sale of other first-to-market products constituted 1.9% of the Company’s product revenue for the first quarter of 2010.
Revenue from other branded generic products including Zailin and Yingtaiqing decreased by 10.4% to RMB186.2 million (US$27.3 million) from RMB207.7 million for the same period in 2009. Sales of other branded generic products constituted 40.7% of the Company’s product revenue for the first quarter of 2010.
Gross margin for the first quarter of 2010 decreased to 79.7% compared to 82.5% for the same period in 2009. The decrease was primarily due to a decline in other revenue from RMB5.8 million for the first quarter of 2009 to RMB1.0 million (US$0.2 million) for this quarter as well as lower gross margin contribution from Jiangsu Yanshen. Other revenue was primarily comprised of government subsidies and VAT refund.
Research and development expenses for the first quarter of 2010 totaled RMB30.6 million (US$4.5 million) which represented an increase of 22.1% from RMB25.0 million for the same period in 2009. This increase was due primarily to the increased expenditure on on-going research and development projects and increased salary expenses as a result of an increase in research and development headcount. As a percentage of total revenue, research and development expenses increased to 6.7% for the first quarter of 2010 from 5.7% for the same period in 2009.
Sales, marketing and distribution expenses for the first quarter of 2010 were RMB236.9 million (US$34.7 million), which represented an increase of 7.8% from RMB219.8 million for the same period in 2009. As a percentage of total revenue, sales, marketing and distribution expenses increased to 51.6% for the first quarter of 2010 from 49.7% for the same period in 2009. This increase was due primarily to increased spending on promotional activities for products such as Bicun, Endu, Anxin and Yingtaiqing and increased expenses associated with market research.
General and administrative expenses were RMB67.2 million (US$9.9 million) for the first quarter of 2010, which represented an increase of 13.4% from RMB59.3 million for the same period in 2009. As a percentage of total revenue, general and administrative expenses increased to 14.7% for the first quarter of 2010 from 13.4% for the same period in 2009.
Share-based compensation expenses, which wereb allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB8.0 million (US$1.2 million) for the first quarter of 2010. Share-based compensation expenses for the first quarter of 2009 were RMB6.3 million.
Income from operations was RMB30.9 million (US$4.5 million) for the first quarter of 2010, which represented a decrease of 49.5% from RMB61.1 million for the same period in 2009.

Income tax expense for the first quarter of 2010 was RMB1.3 million (US$0.2 million), which was primarily comprised of the tax expense of RMB7.9 million (US$1.2 million) relating to our profitable subsidiaries. This amount was offset by recognition of tax credits of RMB5.8 million (US$0.8 million) relating to tax losses of certain subsidiaries.
Net income attributable to Simcere was RMB20.5 million (US$3.0 million) for the first quarter of 2010, compared to RMB48.2 million for the same period in 2009. Net margin, representing net income divided by total revenue, was 4.5% for the first quarter of 2010, compared to 10.9% for the first quarter of 2009.
Basic and diluted earnings per American Depository Share (“ADS”) for the first quarter of 2010 were RMB0.37 (US$0.05) and RMB0.36 (US$0.05), respectively. One ADS represents two ordinary shares of the Company.
As of March 31, 2010, the Company had cash, cash equivalents and restricted cash of RMB332.4 million (US$48.7 million), compared to RMB458.1 million as of December 31, 2009.
Financial Information
The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.
The preliminary unaudited financial information is subject to the completion of the annual impairment review of goodwill and intangible assets and the purchase price allocation in respect of the Company’s acquisitions of Yanshen Biological Technology Stock Co., Ltd. (“Jiangsu Yanshen”) in 2009 and is subject to change. Specifically, in the preliminary unaudited condensed consolidated information of income and balance sheets accompanying this press release, goodwill, intangible assets and other assets and liabilities recorded as a result of the Jiangsu Yanshen acquisition as of December 31, 2009 and March 31, 2010, respectively, are subject to change. These balances also do not reflect any potential adjustments or impairment charges, if any, and the Company is currently evaluating the impact of the events occurred in 2009 and 2010 since acquisition. Readers and investors are strongly advised to read all public announcements the Company has made in respect of Jiangsu Yanshen in 2009 and 2010.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the first quarter of 2010 on Tuesday, May 18, at 8:00 a.m. Eastern Time (Tuesday, May 18 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for first quarter of 2009 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 866 730 5769
United States toll/International dial-in number:	+1 857 350 1593
South China toll-free/Chine Telecom dial-in number:	+86 10 800 130 0399
North China toll-free/China Telecom dial-in number:	+86 10 800 152 1490
South China toll-free/China Netcom dial-in number:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q1 2010 earnings call and provide the following passcode: 88084854. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
United States toll/International dial-in number:	+1 617 801 6888
The passcode for replay participants is: 45084556. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication, stroke management medication and biopharmaceutical drugs such as vaccines. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	Kate Tellier Brunswick Group Tel: 1-212-333-3810

In Beijing:	In Hong Kong:
Ruirui Jiang Brunswick Group Tel: 86-10-6566-2256	Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended March 31,
	2009	2010	2010
	RMB	RMB	USD
Product revenue	436,633	457,648	67,047
Other revenue	5,873	1,021	150

Total revenue	442,506	458,669	67,197
Cost of materials and production	(77,320)	(93,096)	(13,639)

Gross profit	365,186	365,573	53,558

Operating expenses:
Research and development expenses	(25,047)	(30,592)	(4,482)
Sales, marketing and distribution expenses	(219,779)	(236,879)	(34,704)
General and administrative expenses	(59,288)	(67,240)	(9,851)

Income from operations	61,072	30,862	4,521

Interest income	2,569	1,296	190
Interest expense	(2,503)	(4,965)	(727)
Foreign currency exchange (losses)/gains	(84)	67	10
Equity in losses of equity method affiliated companies	—	(4,450)	(652)

Earnings before income taxes	61,054	22,810	3,342

Income tax expense	(7,592)	(1,316)	(193)

Net income	53,462	21,494	3,149

Less: Net income attributable to the noncontrolling interest	(5,288)	(1,012)	(148)

Net income attributable to Simcere	48,174	20,482	3,001

Earnings per share attributable to Simcere:
Basic	0.40	0.19	0.03

Diluted	0.40	0.18	0.03

Earnings per ADS attributable to Simcere:
Basic	0.80	0.37	0.05

Diluted	0.80	0.36	0.05

Weighted average number of common shares:
Basic	120,624,814	110,031,322	110,031,322
Diluted	120,624,814	112,802,481	112,802,481

SIMCERE PHARMACEUTICAL GROUP
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March 31,
	2009	2010	2010
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	458,145	332,384	48,695
Accounts and bills receivables, net	704,321	633,415	92,797
Inventories	106,655	103,872	15,218
Other current assets	102,743	101,663	14,894

Total current assets	1,371,864	1,171,334	171,604
Property, plant and equipment, net	744,713	763,326	111,830
Land use rights	146,158	145,357	21,295
Goodwill and intangible assets, net	949,517	929,349	136,152
Investments in and advance to affiliated companies	121,865	117,671	17,239
Other assets	58,035	61,657	9,034

Total assets	3,392,152	3,188,694	467,154

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term debts	76,000	36,000	5,274
Accounts payables	41,439	42,055	6,161
Bills payables	110,810	386	57
Other payables and accrued liabilities	464,616	421,558	61,759

Total current liabilities	692,865	499,999	73,251
Long-term debts, excluding current installments	122,685	122,851	17,998
Deferred tax liabilities	147,782	142,458	20,871
Other liabilities	21,561	21,819	3,197

Total liabilities	984,893	787,127	115,317

Equity
Simcere shareholders’ equity
Ordinary shares at par	8,716	8,640	1,266
Additional paid-in capital	1,170,687	1,139,043	166,873
Accumulated other comprehensive loss	(43,886)	(39,352)	(5,765)
Retained earnings	940,938	961,420	140,851

Total Simcere shareholders’ equity	2,076,455	2,069,751	303,225
Noncontrolling interest	330,804	331,816	48,612

Total equity	2,407,259	2,401,567	351,837
Commitments and contingencies
Total liabilities and equity	3,392,152	3,188,694	467,154

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8258 on March 31, 2010 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.